Exhibit 99.10

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and Suncor form a strategic alliance in Canada’s oil sands
Paris, December 17, 2010 — Total’s subsidiary Total E&P Canada Ltd. (“Total”) and Suncor Energy Inc. (“Suncor”) have signed several agreements to form a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the Total-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, Canada. Under the alliance, the companies will pool their combined interests in these projects, with the respective operator holding 51% and the other partner 49%.
The agreements comprise four significant and related transactions:
•	Total is acquiring 19.2% of Suncor’s interest in the Fort Hills project. Taking into account Total’s acquisition of UTS, finalized in October 2010, the company will have an overall 39.2% interest in Fort Hills. Suncor, as operator, will hold 40.8%. Teck Resources Ltd. continues to own its 20%.

•	Suncor is acquiring 36.75% of Total’s interest in the Joslyn project. Total, as operator, will retain a 38.25% interest in the project, with Occidental Petroleum (15%) and Inpex (10%) holding the remaining 25%.

•	Total is also acquiring a 49% stake in the Suncor-operated Voyageur upgrader project located near Fort McMurray. This facility of which construction was suspended in 2008 will have a capacity of around 200,000 barrel per day (b/d) of upgraded products and will process Total’s Fort Hills and Joslyn bitumen production. Work will resume once the front-end engineering design is updated in 2011.

•	As a result of the terms of these transactions and the related net balancing of the portfolio, in particular to contribute to the past costs of the Voyageur project, Total will pay Suncor CAD 1,751,250,000 (one billion, seven hundred and fifty-one million, two hundred and fifty thousand Canadian dollars), with a value date of January 1, 2011.
Suncor and Total have agreed to a joint commitment to develop Fort Hills and Voyageur in parallel so that both come on stream early 2016. The main engineering and procurement contracts for these two projects will be awarded in 2011. Both companies have also confirmed the Joslyn North Mine timetable, with production of 100,000 b/d commencing in 2017-2018, subject to receiving the necessary permits.
The implementation of the agreements is subject to securing the necessary regulatory approvals from the Government of Canada and certain other approvals. As a result of the agreements, Total will no longer proceed with the planned construction of an upgrader in Edmonton.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Commenting on the agreement, Yves-Louis Darricarrère, President of Total Exploration & Production, said: “In line with the strategy of partnerships deployed around the world for the benefit of our operations, Total is delighted with these groundbreaking agreements with Canada’s Suncor. Suncor Energy Inc. is a top-tier partner with recognized oil sands mining expertise and experience. This collaboration will allow us to strengthen our portfolio of Canadian oil sands assets, opening new opportunities to develop these strategically important energy resources. We are excited to join our forces with Suncor for the development of these three major projects: Fort Hills, Joslyn and Voyageur.”
Total Exploration and Production in Canada
Total operates the Joslyn project and owned a 75% interest until now. Production potential of this mining project is currently estimated at 200,000 b/d, with the Joslyn North Project at 100,000 b/d.
Total owned a 20% interest in the Fort Hills project until now. The project will be developed in two phases. The first phase of approximately 164,000 b/d has already obtained the necessary administrative approvals.
Total also owns a 50% interest in the Surmont SAGD* project. Phase 1 production began in 2007 and currently averages 23,000 b/d. Phase 2 development began in January 2010, with production scheduled to start up in 2015, enabling Surmont’s total production to increase to around 110,000 b/d. Further development phases are under study.
Total also has a 50% interest in the Northern Lights project following the 2008 acquisition of Canada’s Synenco Energy.
In Canada, as in all countries where Total operates, safety and environmental protection are core concerns. Ensuring the safety of the people working on its projects is a priority for Total, which also strives to reduce its environmental footprint as part of its commitment to sustainable development.

*	Steam Assisted Gravity Drainage
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com